Innovating
Test Technologies

June 12, 2006

Mr. Brian Cascio
Accounting Branch Chief
Mail Stop 6010
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re:                               Cascade Microtech, Inc.
Form 10-K for the year ended December 31, 2005
Filed:  March 16, 2006
File #:  000-51072

Dear Mr. Cascio:

In reference to your letter dated May 26, 2006, we provide the following responses to your comments. Set forth below are your comments and the Company’s responses to such comments.

Form 10-K for the fiscal year ended December 31, 2005

Management Discussion and Analysis

Liquidity and Capital Resources, page 34.

1.               COMMENT:  Please revise future filings to further disclose your specific plan of operations, including plans to develop your products and services, liquidity needs and expected sources of liquidity.

Response:  In preparing future filings, we will consider whether there is additional information regarding our plan of operations, including plans to develop our products and services, liquidity needs and expected sources of liquidity that can be disclosed.

2.               COMMENT:  Please tell us and disclose in future filings the reason for the significant increase in days sales outstanding and how this impacts the collectibility of your accounts receivable.

Response:  The significant increase in days sales outstanding at December 31, 2005 compared to days sales outstanding at December 31, 2004 is due to the non-linearity of shipments during the fourth quarter of 2005 compared to the fourth quarter of 2004. A higher proportion of our sales were shipped later in the quarter in 2005 resulting in a higher accounts receivable balance with respect to revenue recognized during the quarter. The collectibility of our accounts receivable was not impacted by the non-linearity in shipments. Days sales outstanding declined

Cascade Microtech, Inc.  2430 NW 206th Avenue • Beaverton, Oregon  97006, USA • Toll Free:  1-800-550-3279

significantly as of March 31, 2006 due to the collection of large account receivable balances and more linear shipments in the first quarter 2006. We will disclose in future filings the reason for any significant changes in days sales outstanding and how such changes impact the collectibility, if at all, of the Company’s accounts receivable.

Item 8 Financial Statement and Supplementary Data

Consolidated Statements of Operations, page F-3

3.               COMMENT:  Please revise the statements of operations in future filings to present expense for stock-based compensation in the same line or lines as cash compensation paid to the same employees in accordance with SAB Topic 14F.

Response:  We shall revise the statements of operations in future filings to present the expense for stock-based compensation in the same line or lines as cash compensation paid to the same employees in accordance with SAB Topic 14F.

Note 16. Segment Reporting, page F-22

4.               COMMENT:  We reference the discussion on page 27 that “the segment data previously collected was not useful for understanding our business and was not useful information on which to base operating decisions. Accordingly, beginning in the first quarter of 2005, the segment reporting financial statement footnote only presents revenue for each segment.”  We also note the discussion in Note 16 that the Chief Operating Decision Maker determined that the additional information previously prepared was arbitrary and did not provide useful information upon which to base operating decisions. In addition, we note that you are not able to provide revenue by product line. Please tell us what level of financial information is available and prepared in your financial reporting process. Clarify whether there is any financial information available by segment other than revenue to external customers. If you have other financial information available by segment, please tell us how this information is used and how you comply with the disclosure requirements of SFAS 131. Furthermore, please tell us why it is impracticable to report your revenue by product line.

Response:  The Company’s Registration Statement on Form S-1 (the “Registration Statement”) for the Company’s initial public offering was declared effective on December 14, 2004. In the course of the Staff’s review of the Registration Statement, the Staff raised comments regarding whether the Company’s two divisions constituted operating segments for purposes of SFAS 131 and the Company’s ability to provide revenue data by product line. The Company and the Staff discussed these issues at length in writing and by telephone, including a conference call that included representatives of KPMG and representatives of the Office of Chief Accountant of the Division of Corporation Finance.

The resolution of the Staff’s comments was reflected in a letter dated November 18, 2004 from our counsel to Peggy A. Fisher which reads, in part, as follows:

“On behalf of Cascade Microtech, Inc. (the “Company”), this letter is to confirm that in response to the Staff’s comments of October 25, 2004 and October 27, 2004 and following subsequent communications with the Staff, the Company has amended the Registration Statement to include financial information relating to the Company’s operating segments in accordance with SFAS 131.

In addition, the Company wishes to inform the Staff that as of November 2004, the Company will only collect and prepare revenue data with respect to each of its Engineering Products Division and Pyramid Probe Division as the Company’s CODM has determined that other financial measures previously collected and prepared did not provide useful information upon which to base operating decisions. Accordingly, in conformity with SFAS 131, beginning in the fourth quarter of 2004, the financial statements of the Company will only present revenue data for each segment.”

The Staff did not raise any additional comments regarding segment reporting, and did not raise any questions as to the Company’s intent to discontinue the collection of financial data, other than revenue data, regarding its two divisions. Copies of the Company’s responses to the Staff’s comments of October 25, 2004 and October 27, 2004 will be furnished to you supplementally. We respectfully request that, after its review of the materials referred to above, the Staff will waive the requirement for any further response to this comment by the Company.

In connection with our response to your comments, we acknowledge that:

•                    The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                    the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you need any further information with respect to these responses to your comments.

Sincerely,

/s/ Steven Sipowicz

Steven Sipowicz
Chief Financial Officer

cc:                                Praveen Kartholy
Gregory E. Struxness, Esq.
Sean Monahan